[LETTERHEAD OF NCI BUILDING SYSTEMS, INC.]
Ms. Pamela Long
Mr. Andrew Schoeffler
Ms. Peggy Kim
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:  NCI Building Systems, Inc.
        Registration Statement on Form S-4
        Filed September 10, 2009
        File No. 333-161842
        Schedule TO
        Filed September 10, 2009
        File No. 005-43166
Dear Ms. Long:
     On behalf of NCI Building Systems, Inc. (“NCI”), set forth below is a response to comment 39 of the Staff of the Division of Corporation Finance (the “Staff”) included in your letter, dated September 18, 2009, regarding NCI’s Registration Statement on Form S-4 filed on September 10, 2009 (the “Registration Statement”) and NCI’s Tender Offer Statement on Schedule TO filed on September 10, 2009 (the “Schedule TO”).
     For your convenience, the Staff’s comment 39 is set forth in bold, with the response following such comment.
Exhibit 5.1
39.	Please have counsel confirm to us that he concurs with our understanding that his reference to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

Response: In response to the Staff’s comment, the undersigned hereby confirms concurrence with the Staff’s understanding that the reference to the Delaware General Corporation Law in Exhibit 5.1 of the Registration Statement includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.
* * * *

Very truly yours, /s/ Todd R. Moore Todd R. Moore Executive Vice President, General Counsel and Corporate Secretary

cc:   Mark Gordon, Wachtell, Lipton, Rosen & Katz
        David K. Lam, Wachtell, Lipton, Rosen & Katz
        Christopher J. Marcus, Kirkland & Ellis LLP